                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 10)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         DREYER'S GRAND ICE CREAM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26187810
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Kristin Adrian, Esq.                       with copy to:
       Senior Vice President, General Counsel
       and Secretary                              Mary Ellen Kanoff, Esq.
       Nestle Holdings, Inc.                      Latham & Watkins
       c/o Nestle USA, Inc.                       633 West Fifth Street
       800 North Brand Boulevard                  Suite 4000
       Glendale, California  91203                Los Angeles, California  90071
       (818) 549-6703                             (213) 485-1234


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               February 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


                        (Continued on the following page)



                               Page 1 of 10 Pages

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                                                                    page 2 of 10

ITEM 1. SECURITY AND ISSUER.

               This Amendment No. 10 amends the Schedule 13D previously filed by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle") on May 16, 1994, as amended and restated by Amendment No. 1 to Schedule 13D filed on June 16, 1994, as amended by Amendment No. 2 to Schedule 13D filed on October 5, 1994, as amended by Amendment No. 3 to Schedule 13D filed on April 7, 1995 and as amended by Amendment No. 4 to Schedule 13D filed on March 12, 1997, as amended and restated by Amendment No. 5 to Schedule 13D filed on June 17, 1997, as amended by Amendment No. 6 to Schedule 13D filed June 18, 1997, as amended and restated by Amendment No. 7 to the Schedule 13D filed on June 14, 1999, as amended by Amendment No. 8 to the Schedule 13D filed on August 19, 1999 and as amended by Amendment No. 9 to the Schedule 13D filed on July 5, 2001 (as so amended, the "Schedule 13D"), and relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

The third paragraph of Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

               For information with respect to the identity and background of
(i) each executive officer and director of Holdings and (ii) each executive officer and director of Nestle, see Schedule I hereto.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

               Holdings acquired the 9,563,016 Shares for investment purposes. As described in Item 6 below, on June 14, 1997, the Series A Warrants expired unexercised and on June 14, 1999, the Series B Warrants expired unexercised. A significant aspect of Holdings' investment analysis with respect to its acquisition of such securities related to the concurrent distribution relationship between Nestle Ice Cream Company, an affiliate of Holdings (the "Original Affiliate"), and the Issuer pursuant to a Distributor Agreement entered into by the Original Affiliate and the Issuer on June 14, 1994 (the "Original Distributor Agreement"). The execution of such agreement by the Original Affiliate and the Issuer satisfied a condition to closing under the Purchase Agreement (as defined below), which closing occurred on June 14, 1994 ("Closing"). The Original Distributor Agreement was replaced by a Distribution Agreement entered into between Nestle Ice Cream Company, LLC ("Nestle Ice Cream"), as the successor-in-interest to the Original Affiliate, and the Issuer on November 12, 2001, pursuant to which the Issuer distributes Nestle Ice Cream's frozen dessert products in certain domestic markets.

               Holdings entered into a Stock and Warrant Purchase Agreement dated as of May 6, 1994 with the Issuer, as amended (the "Purchase Agreement"), pursuant to which Holdings is subject to a number of so-called "standstill" restrictions, including limitations on the number of Shares which Holdings can beneficially own, such ownership limitations ranging from 25% to less than 35% of the Shares on a Fully Diluted (as defined in the Purchase Agreement) basis depending upon the circumstances and certain conditions described in the Purchase Agreement and Right of First Refusal Agreements (the "Standstill Restrictions"). Pursuant to the Standstill Restrictions, since June 14, 1997 Holdings has had the right to "submit any number of acquisition proposals" to the Board of Directors of the Issuer, provided that any such "submission(s) would not require public disclosure thereof" by the Issuer or Holdings.

               Holdings is also subject to various restrictions on its ability to sell the Shares (the "Transfer Restrictions"). Pursuant to such restrictions, since June 14, 1997, Holdings has had the right, in addition to the right to make certain other permitted transfers described in the Purchase Agreement, to transfer the Shares provided that such transfer is (i) in a public distribution,
(ii) pursuant to Rule 144 of the Securities Act of 1933, as amended or (iii) in a private sale to an institutional or financial purchaser who would not, after giving effect to the sale, beneficially own, either individually or in the aggregate with such purchaser's affiliates, more than 5% of the Issuer's outstanding common stock, on a Fully Diluted basis. If the sale would cause such purchaser's beneficial ownership to exceed 5%, Holdings must obtain the Issuer's consent.

               Pursuant to the Registration Rights Agreement (as defined in Item 6 below), since June 14, 1997, Holdings has been entitled to exercise certain registration rights with respect to the Shares purchased by it under the terms of the Purchase Agreement and the Right of First Refusal Agreements. These rights generally include the ability to make three demand registrations (with a fourth demand under certain circumstances) and an unlimited number of "piggyback" registrations.

               Pursuant to the GE Registration Rights Agreement (as defined in
Item 6 below), the holders of "Registrable Securities," as defined therein, (which term includes the Shares purchased by Holdings under the terms of the Share Purchase Agreement (as defined in Item 5 below)) are entitled to exercise certain registration rights with respect to such Registrable Securities. These rights generally include the ability to make four demand registrations and an unlimited number of "piggyback" registrations. On January 28, 2002, the Issuer entered into an agreement (the "GE Exercise Agreement") with the GE Entities (as defined in Item 6 below) concerning the registration under the GE Registration Rights Agreement of certain Shares held by the GE Entities. On February 19, 2002, Holdings, the Issuer and the GE Entities entered into the Letter Agreement (as defined in Item 6 below), confirming Holding's rights under the GE Registration Rights Agreement.

               Holdings presently intends generally to maintain the percentage beneficial ownership of the Shares permitted under the Standstill Restrictions and the Transfer Restrictions. However, subject to the Standstill Restrictions and the Transfer Restrictions and depending on general market and economic conditions affecting the Issuer and Holdings' view of the prospects for the Issuer and other relevant factors, Holdings may purchase additional Shares or dispose of some or all of its Shares from time to time in open market transactions, private transactions or otherwise. See Item 6, below, for additional information with respect to the Standstill Restrictions. Also see
Item 6, below, for discussion of Holdings' (i) preemptive rights, and (ii) rights of first refusal with respect to certain Shares.

               Subject to the Standstill Restrictions and the Transfer Restrictions, from time to time the Reporting Persons may, directly or through affiliates, explore one or more business relationships or transactions with the Issuer including but not limited to possible strategic alliances, joint ventures, distribution relationships and other business or marketing relationships in which the Reporting Persons and the Issuer may participate, and including increases in share ownership which could result in the Reporting Persons controlling a significantly larger portion of the equity in the Issuer. Any such actions that the Reporting Persons might undertake would depend upon their review of numerous factors, including, among other things, the feasibility of entering into any particular business or marketing relationship, the availability of shares to purchase and the price levels of such shares, general market and economic conditions, and the ongoing evaluation of the Issuer's business, marketing, distribution and investment opportunities, the actions of the Issuer's management and Board of Directors and other future developments. See Item 6, below, for additional information with respect to the Standstill Restrictions.

               The Purchase Agreement provides that so long as Holdings beneficially owns 10% or more of the Shares on a Fully Diluted basis, Holdings is entitled to nominate to the Issuer's Board of

Directors that number of nominees which bears the same proportion to the total number of the Issuer's directors as the number of Shares owned by Holdings bears to the total number of Shares of the Issuer then outstanding. Holdings is entitled to a minimum representation on the Issuer's Board of Directors of two directors. Pursuant to its rights under the Purchase Agreement, Holdings has nominated M. Steven Langman and Robert Helman to, and each is currently serving on, the Issuer's Board of Directors.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

               The 3,400,000 Shares acquired by Holdings pursuant to the Share Purchase Agreement are subject to registration rights pursuant to the Registration Rights Agreement, dated as of June 30, 1993, between General Electric Capital Corporation, General Electric Pension Trust, and GE Investment Private Placement Partners I (collectively, the "GE Entities") and the Issuer (the "GE Registration Rights Agreement"), as amended by the Amendment to Registration Rights Agreement, dated May 6, 1994, by and among the GE Entities and the Issuer (the "Amendment to GE Registration Rights Agreement"). A copy of the GE Registration Rights Agreement is filed as Exhibit 10.11 hereto and a copy of the Amendment to GE Registration Rights Agreement is filed as Exhibit 10.12 hereto, and each is incorporated by reference herein. Under the GE Registration Rights Agreement, the holders of "Registrable Securities," as defined therein, (which term includes the Shares purchased by Holdings under the terms of the Share Purchase Agreement) are entitled to request from the Issuer at any time the registration under the Securities Act of 1933, as amended (the "Securities Act") of at least 600,000 shares of such Registrable Securities, up to a maximum of four such registrations. In addition, if the Issuer proposes to register any of its securities under the Securities Act by registration on Forms S-1, S-2 or S-3, the Issuer will use its best efforts to effect registration of such Registrable Securities as requested by the holder thereof.

               On January 28, 2002, the Issuer and the GE Entities entered into the GE Exercise Agreement concerning the registration under the GE Registration Rights Agreement of certain Shares held by the GE Entities. On February 19,
2002, Holdings, the Issuer and the GE Entities entered into a letter agreement (the "Letter Agreement") confirming that the GE Registration Rights Agreement remains unchanged and in full force and effect with respect to the Shares acquired by Holdings pursuant to the Share Purchase Agreement. A copy of the Letter Agreement is filed as Exhibit 10.13 hereto and is incorporated by reference herein.
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                                                                    page 5 of 10


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

10.11 Registration Rights Agreement, dated June 30, 1993, by and among Dreyer's Grand Ice Cream, Inc., General Electric Capital Corporation, General Electric Pension Trust, and GE Investment Private Placement Partners I.

10.12 Amendment to Registration Rights Agreement, dated May 6, 1994, by and among Dreyer's Grand Ice Cream, Inc., General Electric Capital Corporation, General Electric Pension Trust, and GE Investment Private Placement Partners I.

10.13 Letter Agreement, dated February 19, 2002, by and among Nestle Holdings, Inc., Dreyer's Grand Ice Cream, Inc., General Electric Capital Corporation, General Electric Pension Trust, and GE Investment Private Placement Partners I.

                                   SIGNATURES

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       NESTLE HOLDINGS, INC.


                                       By:       /s/ Kristin Adrian
                                          -------------------------------------
                                          Name:  Kristin Adrian
                                          Title: Senior Vice President,
                                                 General Counsel and Secretary

Dated:  February 20, 2002              NESTLE S.A.


                                       By:         /s/ Kristin Adrian
                                          -------------------------------------
                                           Kristin Adrian, attorney-in-fact for

                                           Name:  H.P. Frick
                                           Title: Senior Vice President and
                                                  General Counsel of Nestle S.A.

SCHEDULE I

                              NESTLE HOLDINGS, INC.
                        EXECUTIVE OFFICERS AND DIRECTORS


Name                         Present Business Address       Present Principal Occupation            Citizenship
---------------------        --------------------------     ---------------------------------       ------------------
Executive Officers

Carlos E. Represas           Nestle S.A.                    Chairman of Board                       Mexico
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Joseph M. Weller             Nestle Holdings, Inc.          Chief Executive Officer and President   United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA  91203

Peter D. Argentine           Nestle Holdings, Inc.          Senior Vice President, Finance          United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA  91203

Kristin Adrian               Nestle Holdings, Inc.          Senior Vice President, General          United States
                             c/o Nestle USA, Inc.           Counsel and Secretary
                             800 North Brand Boulevard
                             Glendale, CA  91203

Alexander Spitzer            Nestle Holdings, Inc.          Senior Vice President, Taxes            United States
                             383 Main Avenue, 5th Floor
                             Norwalk, Connecticut 06851


E. Simon Jones               Nestle Holdings, Inc.          Vice President, Taxes                   United Kingdom
                             383 Main Avenue, 5th Floor
                             Norwalk, Connecticut 06851


Manfred R. Lehmann           Nestle Holdings, Inc.          Vice President and Treasurer            Switzerland and
                             c/o Nestle USA, Inc.                                                   United States
                             800 North Brand Boulevard
                             Glendale, CA 91203


Kimberly A. Lund             Nestle Holdings, Inc.          Vice President and Controller           United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA  91203

Mark E. Siegal               Nestle Holdings, Inc.          Vice President, Taxes                   United States
                             383 Main Avenue, 5th Floor
                             Norwalk, Connecticut 06851


Gary Kirschenbaum            Nestle Holdings, Inc.          Vice President, Taxes                   United States
                             383 Main Avenue, 5th Floor
                             Norwalk, Connecticut 06851

Name                         Present Business Address       Present Principal Occupation            Citizenship
---------------------        --------------------------     ---------------------------------       ------------------
Directors

Carlos E. Represas           Nestle S.A.                    Chairman of Board                       Mexico
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Joseph M. Weller             Nestle Holdings, Inc.          Chief Executive Officer and President   United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA  91203

Wolfgang Reichenberger       Nestle S.A.                    Director                                Austria and
                             Avenue Nestle 55                                                       Switzerland
                             CH-1800 Vevey
                             Switzerland

Peter D. Argentine           Nestle Holdings, Inc.          Senior Vice President, Finance          United States
                             c/o Nestle USA, Inc.
                             800 North Brand Boulevard
                             Glendale, CA  91203

                                   NESTLE S.A.
                        EXECUTIVE OFFICERS AND DIRECTORS


Name                         Present Business Address       Present Principal Occupation            Citizenship
---------------------        --------------------------     ------------------------------          -------------------
Executive Officers

Peter Brabeck-Letmathe       Nestle S.A.                    Chief Executive Officer                 Austria
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Wolfgang Reichenberger       Nestle S.A.                    Executive Vice President                Austria/
                             Avenue Nestle 55                   Finance/Control                     Switzerland
                             CH-1800 Vevey
                             Switzerland

Francisco Castaner           Nestle S.A.                    Executive Vice President                Spain
                             Avenue Nestle 55                  Pharma & Cosmetics
                             CH-1800 Vevey                     Human Resources
                             Switzerland                       Corporate Affairs

Michael W.O. Garrett         Nestle S.A.                    Executive Vice President                United Kingdom
                             Avenue Nestle 55                   Zone AOA
                             CH-1800 Vevey
                             Switzerland

Rupert Gasser                Nestle S.A.                    Executive Vice President                Switzerland/
                             Avenue Nestle 55                   Technical, Production, R&D          Austria
                             CH-1800 Vevey
                             Switzerland

Lars Olofsson                Nestle S.A.                    Executive Vice President                Sweden
                             Avenue Nestle 55                   Zone EUR
                             CH-1800 Vevey
                             Switzerland

Carlos E. Represas           Nestle S.A.                    Executive Vice President                Mexico
                             Avenue Nestle 55                   Zone AMS
                             CH-1800 Vevey
                             Switzerland

Frank Cella                  Nestle S.A.                    Executive Vice President                United States
                             Avenue Nestle 55                 Strategic Business Units Marketing
                             CH-1800 Vevey
                             Switzerland

Directors

Rainer E. Gut                Nestle S.A.                    Chairman of the Board of Nestle S.A.    Switzerland
                             En Bergere
                             CH-1800 Vevey
                             Switzerland

Peter Brabeck-Letmathe       Nestle S.A.                    Chief Executive Officer of Nestle S.A.  Austria
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Peter Boeckli                Boeckli Bodmer & Partner       Lawyer, Law Professor                   Switzerland
                             Case postale 2348
                             CH-4002 Basel

Arthur Dunkel                6-4 Boulevard du Theatre       Professor and Consultant                Switzerland
                             CH-1024 Geneve

Jean-Pierre Meyers           L'Oreal                        Director of L'Oreal                     France
                             41, Rue Matre
                             F-92117 Clichy-Cedex
                             France

Name                         Present Business Address       Present Principal Occupation            Citizenship
---------------------        --------------------------     ------------------------------          -------------------
Stephan Schmidheiny          Anova Holding S.A.             Chairman of the Board of Anova          Switzerland
                             Hurdnerstrasse 10                  Holding S.A.
                             CH-8640 Hurden
                             Switzerland

Vreni Spoerry                Claridenstrasse 3              Member of Swiss Parliament              Switzerland
                             CH-8810 Horgen
                             Switzerland

George Simpson               Marconi plc                    Chief Executive of Marconi plc          United Kingdom
                             One Bruton Street
                             GB-London W1X 8AQ

Nobuyuki Idei                Sony Corporation               Chairman and Chief Executive Officer    Japan
                             6-7-35 Kitashinagawa           of Sony Corporation
                             Shinagawa-ku
                             Tokyo, Japan 141-0001

Andre Kudelski               Kudelski S.A.                  Chairman of Kudelski S.A.               Switzerland
                             Route de Geneve
                             Case postale 134
                             CH-1033 Cheseaux